Exhibit 77Q1

                            CDC NVEST FUNDS TRUST II


         I, Paula Gilligan, Assistant Secretary of CDC Nvest Funds Trust II (the "Trust"), hereby certify that the following is a true copy of the resolution duly adopted by the Board of Trustees of the Trust, at a regular meeting of the Board of Trustees of the Trust held on May 11, 2001:

VOTED, that the Agreement and Plan of Liquidation related to CDC Nvest Intermediate Term Tax Free Fund of California, as presented in the meeting materials, be and hereby is approved.


                                                     September 12, 2001


                                                     /s/ Paula J. Gilligan
                                                     Paula Gilligan


Subscribed and Sworn to before me
this 12th day of September, 2001


/s/ Anthony Loureiro
Notary Public